# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metals Royalty Co Inc., CIK 0002087398
CUSIP: 02462A104
Title of class of securities: Common Shares, without par value (the "Shares")
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta Canada (A0), T2P 2Z1
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001087997

## Reporting persons
- JMH Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (3.63% of the class)
- HPI LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.82% of the class)
- Hess GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.82% of the class)
- HESS JOHN B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,000,000; shared voting power 1,000,000; sole dispositive power 2,000,000; shared dispositive power 1,000,000; aggregate amount beneficially owned 3,000,000 (5.45% of the class)

## Item 1. Issuer
Name of issuer: Metals Royalty Co Inc.
Address of issuer's principal executive offices: 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta, Canada, T2P 2Z1

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the persons listed below, all of which together are referred to herein as the "Reporting Persons."

(i) JMH Ventures LLC, a Delaware limited liability company ("JMHV"), with respect to the Shares held by it;

(ii) HPI LP, a Delaware limited partnership ("HPI"), with respect to the Shares held by it;

(iii) Hess GP LLC, a Delaware limited liability company ("Hess GP"), which is the general partner of HPI, with respect to the Shares held by HPI; and

(iv) John B. Hess, an individual ("Mr. Hess"), who is the sole manager of JMHV and the co-manager of Hess GP, with respect to the Shares held by each of JMHV and HPI.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o HFO Holdings LLC, 1185 Avenue of the Americas, 40th Floor, New York, NY 10036.
Citizenship: The citizenship of each of JMHV, HPI, and Hess GP is set forth above. Mr. Hess is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for JMHV are held directly by JMHV. The Shares reported hereby for HPI are held directly by HPI. Hess GP, as the general partner of HPI, may be deemed a beneficial owner of such Shares held by HPI. Mr. Hess, as the sole manager of JMHV and the co-manager of Hess GP, in each case with voting and dispositive power, may be deemed a beneficial owner of the Shares held by each of JMHV and HPI.
Percent of class:
The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The percentage of the class beneficially owned by each of the Reporting Persons was calculated based on 55,061,113 Shares issued and outstanding, as disclosed by the Issuer in post-effective Amendment No. 1 to the Issuer's registration statement on Form F-1 (Registration No. 333-293837) filed with the Securities and Exchange Commission on March 27, 2026.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(d). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- JMH Ventures LLC: /s/ John B. Hess, John B. Hess, Manager (05/14/2026)
- HPI LP: /s/ John B. Hess, John B. Hess, Co-Manager of its General Partner (05/14/2026)
- Hess GP LLC: /s/ John B. Hess, John B. Hess, Co-Manager (05/14/2026)
- HESS JOHN B: /s/ John B. Hess, HESS JOHN B (05/14/2026)